UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 February 2023 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 1 February 2023 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’.

3.	A Stock Exchange Announcement dated 3 February 2023 entitled ‘Major Shareholding Notification’.

4.	A Stock Exchange Announcement dated 7 February 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

5.	A Stock Exchange Announcement dated 9 February 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

6.	A Stock Exchange Announcement dated 10 February 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

7.	A Stock Exchange Announcement dated 14 February 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

8.	A Stock Exchange Announcement dated 20 February 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

9.	A Stock Exchange Announcement dated 21 February 2023 entitled ‘VODAFONE ANNOUNCES SALE OF VODAFONE GHANA’.

10.	A Stock Exchange Announcement dated 22 February 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

11.	A Stock Exchange Announcement dated 28 February 2023 entitled ‘Major Shareholding Notification’.

RNS Number : 4316O

Vodafone Group Plc

01 February 2023

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 January 2023:

Vodafone’s issued share capital consists of 28,818,256,058 ordinary shares of US$0.20 20/21 of which 1,626,588,445 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,191,667,613. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 4250O

Vodafone Group Plc

01 February 2023

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2023

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 August 2022	To:	31 January 2023
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2023

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 August 2022	To:	31 January 2023
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2023

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 August 2022	To:	31 January 2023
Balance of unallotted securities under scheme(s) from previous return:		12,191,480
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		92,780
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		12,098,700

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

Date: 1 February 2023

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 August 2022	To:	31 January 2023
Balance of unallotted securities under scheme(s) from previous return:		43,333
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		43,333

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

RNS Number : 9006O

Vodafone Group Plc

03 February 2023

3 February 2023

VODAFONE GROUP PLC ('the Company')

Major Shareholding Notification

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Emirates Investment Authority

City of registered office (if applicable)

Abu Dhabi

Country of registered office (if applicable)

United Arab Emirates

3. Details of person subject to the notification obligation

Name

Emirates Investment Authority

City of registered office (if applicable)

Abu Dhabi

Country of registered office (if applicable)

United Arab Emirates

4. Details of the shareholder

Name	City of registered office	Country of registered office
Atlas 2022 Holdings Limited	Grand Cayman	Cayman Islands

5. Date on which the threshold was crossed or reached

02-Feb-2023

6. Date on which Issuer notified

03-Feb-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	13.021868	0.000000	13.021868	353774368
Position of previous notification (if applicable)	12.012679	0.000000	12.012679

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	3537743685	0	13.021868	0.000000
Sub Total 8.A	3537743685		13.021868%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Emirates Investment Authority	Emirates Investment Authority	13.021868	0.000000	13.021868%
Emirates Investment Authority	Emirates Telecommuni-cation Group Company PJSC	13.021868	0.000000	13.021868%
Emirates Investment Authority	Atlas 2022 Holdings Limited	13.021868	0.000000	13.021868%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

03-Feb-2023

13. Place Of Completion

London, United Kingdom

-ends-

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

RNS Number : 2104P

Vodafone Group Plc

07 February 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lady Anna Carter
2	Reason for the notification
a)	Position/status	Person closely associated to Stephen A. Carter CBE (Non-Executive Director)
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.912295	4,005

d)	Aggregated information: volume, Price	Aggregated volume: 4,005 Ordinary shares Aggregated price: GBP 3,653.74
e)	Date of the transaction	2023-02-06
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 5048P

Vodafone Group Plc

09 February 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individuals acquired shares on 8 February 2023.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam Aboushelbaya
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.92567	43

d)	Aggregated information: volume, Price	Aggregated volume: 43 Ordinary shares Aggregated price: GBP 39.80
e)	Date of the transaction	2023-02-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.92567	133

d)	Aggregated information: volume, Price	Aggregated volume: 133 Ordinary shares Aggregated price: GBP 123.11
e)	Date of the transaction	2023-02-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.92567	141

d)	Aggregated information: volume, Price	Aggregated volume: 141 Ordinary shares Aggregated price: GBP 130.52
e)	Date of the transaction	2023-02-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer – Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.92567	127,201

d)	Aggregated information: volume, Price	Aggregated volume: 127,201 Ordinary shares Aggregated price: GBP 117,746.15
e)	Date of the transaction	2023-02-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.92567	53,278

d)	Aggregated information: volume, Price	Aggregated volume: 53,278 Ordinary shares Aggregated price: GBP 49,317.85
e)	Date of the transaction	2023-02-08
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 5945P

Vodafone Group Plc

10 February 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individual acquired shares on 8 February 2023.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer – Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.941423	95,627

d)	Aggregated information: volume, Price	Aggregated volume: 95,627 Ordinary shares Aggregated price: GBP 90,025.46
e)	Date of the transaction	2023-02-08
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 9099P

Vodafone Group Plc

14 February 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Purchase of shares through Dividend Reinvestment Plan

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Jean-François van Boxmeer
2	Reason for the notification
a)	Position/status	Chairman
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.9298	14,019

d)	Aggregated information: volume, Price	Aggregated volume: 14,019 Ordinary shares Aggregated price: GBP 13,034.87
e)	Date of the transaction	2023-02-08
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 4674Q

Vodafone Group Plc

20 February 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR CONNECTED PERSONS

Conditional Award of Shares

A conditional award of shares was granted to the below participant on 17 February 2023 by the Company in line with the information disclosed in the market announcement on 5 December 2022. The award has been granted in accordance with the Vodafone Global Incentive Plan and is subject to the same conditions as the July 2022 award made to the same participant. The below tables set out the maximum number of shares granted and these will be reduced accordingly if the Company achieves less than maximum performance.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive and Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.0152	1,844,965

d)	Aggregated information: volume, Price	Aggregated volume: 1,844,965 Ordinary shares Aggregated price: GBP 1,873,008.47
e)	Date of the transaction	2023-02-17
f)	Place of the transaction	Outside a trading venue

RNS Number : 5541Q

Vodafone Group Plc

21 February 2023

21 February 2023

VODAFONE ANNOUNCES SALE OF VODAFONE GHANA

Vodafone Group Plc (Vodafone) has completed the sale of its 70% shareholding in Vodafone Ghana (GTCL) (1) to Telecel Group.

Margherita Della Valle, Chief Executive of Vodafone, said:

"The sale of Vodafone Ghana to Telecel Group is a further step in simplifying Vodafone's African portfolio. Since entering the market in 2008, Vodafone has helped to develop Ghana's critical network infrastructure supporting customers, businesses and communities."

The transaction has received regulatory approval and agreement from the Government of Ghana which will retain its 30% minority shareholding in GTCL.

- ends -

1.	GTCL is Ghana Telecommunications Company Limited. The selling entity is Vodafone International Holdings B.V, a 100% owned indirect subsidiary of Vodafone Group Plc.

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/news/contact-us
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

RNS Number : 7357Q

Vodafone Group Plc

22 February 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Sale of Shares

The below person discharging managerial responsibilities sold shares in the Company on 21 February 2023.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.0152	50,000

d)	Aggregated information: volume, Price	Aggregated volume: 50,000 Ordinary shares Aggregated price: GBP 50,760.00
e)	Date of the transaction	2023-02-21
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 3668R

Vodafone Group Plc

28 February 2023

28 February 2023

VODAFONE GROUP PLC (‘the Company’)

Major Shareholding Notification

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Emirates Investment Authority

City of registered office (if applicable)

Abu Dhabi

Country of registered office (if applicable)

United Arab Emirates

4. Details of the shareholder

Name	City of registered office	Country of registered office
Atlas 2022 Holdings Limited	Grand Cayman	Cayman Islands

5. Date on which the threshold was crossed or reached

27-Feb-2023

6. Date on which Issuer notified

28-Feb-2023

7. Total positions of person(s) subject to the notification obligation

.	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	14.006097	0.000000	14.006097	3790743685
Position of previous notification (if applicable)	13.021868	0.000000	13.021868

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached 8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	3790743685	0%	14.006097	0.000000
Sub Total 8.A	3790743685		14.006097%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Emirates Investment Authority	Emirates Investment Authority	14.006097	0.000000	14.006097%
Emirates Investment Authority	Emirates Telecommuni-cation Group Company PJSC	14.006097	0.000000	14.006097%
Emirates Investment Authority	Atlas 2022 Holdings Limited	14.006097	0.000000	14.006097%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

28-Feb-2023

13. Place Of Completion

London, United Kingdom

-ends-

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 1, 2023	By:	/s/ M D B
		Name:	Maaike de Bie
		Title:	Group General Counsel and Company Secretary